Exhibit 99.1

High Tide Subsidiary FAB CBD Launches Subscribe-and-Save Discount Program in the U.S. Market

With This Launch, High Tide Continues to Realize Identified Synergies Within its Ecosystem

CALGARY, AB, March 7, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its subsidiary, FAB CBD, has launched a CBD Subscribe-and-Save discount program in the United States. Under this program, customers will be able to customize their orders each month to suit their specific needs, with items from across all FAB CBD product lines including oils, gummies, topicals, pet treats, and superfoods. Customers will also have the ability to customize their delivery frequency for each individual product in their order within a range of every 2-10 weeks, allowing delivery frequencies to optimally match each customer's needs for every product. In addition, by opting-in to the Subscribe-and-Save discount program, customers will receive a 20% discount for life on all FAB CBD products that they purchase.

High Tide Inc. March 7, 2022 (CNW Group/High Tide Inc.)

Beyond improving convenience and savings for customers, this new subscription service also presents a distinct financial upside for FAB CBD. By enrolling customers in a service that auto-renews orders, FAB CBD anticipates boosting its lifetime value per customer beyond its current level. Furthermore, this service will allow FAB CBD to cultivate a recurring revenue stream that will be much more predictable than when customers only had the option to manually place their orders.

"The launch of the FAB CBD Subscribe-and-Save discount program is an exciting example of the economies of scale that High Tide is able to leverage due to our forward-thinking acquisition strategy. High Tide has acquired businesses that have the ability to drive recurring and predictable revenue, which is a long-term focus of our company, and can be evidenced through the rapid growth of our Cabana Club loyalty program as well as subscription services, such as those offered by Daily High Club and NuLeaf Naturals," said Raj Grover, President and Chief Executive Officer of High Tide. "Today's announcement is just the beginning of our drive to bolster our cross-platform synergies and there will be more news to come, including the planned launch of a Blessed CBD Subscribe-and-Save service for the U.K. market in the near-term. Even in the absence of federal marijuana legalization in the U.S., we are committed to driving revenue growth through initiatives that are already federally-permissible, and this is yet another example of that. As we continue to develop more cross-platform synergies, we expect to be able to further grow our revenues by leveraging our diversified cannabis ecosystem through organic innovations such as this, without added capital costs," added Mr. Grover.

GRANT OF OPTIONS

Furthermore, High Tide granted 15,000 stock options (the "Options") to certain employees, that fully vest over a two (2) year period and are exercisable for a period of three (3) years.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 112 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021, and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker Fastendr™ technology. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this news release include statements relating to: the expected financial benefits of the FAB CBD subscription service, including the Company's expectation that the subscription service will boost the lifetime value per customer and will allow the Company to cultivate a more predictable recurring revenue stream, the Company's expectation to launch a Blessed CBD Subscribe-and-Save service for the U.K. market in the near-term, Mr. Grover's statements with respect to further growing the Company's revenues by leveraging its diversified cannabis ecosystem through organic innovations and without added capital cost, the Company's strategy as a parent company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to customer demand for the FAB CBD subscription service, the Company's ability to launch the Blessed CBD Subscribe-and-Save service for the U.K. market in the near-term, or at all, the Company's ability to further grow the Company's revenues by leveraging its diversified cannabis ecosystem without added capital cost, or at all, the Company's ability to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value, the Company's ability to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 07-MAR-22